TOP Financial Group Ltd

118 Connaught Road West

Room 1101

Hong Kong

September 21, 2023

Via Edgar Correspondence

Division of Corporation Finance

Office of Manufacturing

U.S. Securities Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	John Stickel
Chris Windsor

Re:	TOP Financial Group Ltd Amendment No.2 to the Registration Statement on Form F-3 Filed August 23, 2023 File Number 333-273066

Mr. Stickel and Mr. Windsor,

This letter is in response to the letter dated September 20, 2023 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to TOP Financial Group Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited SEC’s comments in this response and numbered them accordingly. An amendment No.3 to the registration statement on Form F-3 (the “Amendment No.3 to Registration Statement”) is being submitted to accompany this letter.

Registration Statement on Form F-3 Amended August 23, 2023

Enforceability of Civil Liabilities, page 27

1)	We note your response to prior comment 2 that you will be make sure to reflect that some of your directors and officers are nationals or residents of the United States in future filings. However, your disclosure in the F-3 appears to imply that most of your officers and directors are nationals and/or residents of the United States, and only “some” are nationals and/or residents of other countries. Given the apparent inconsistency between this F-3 and your 20-F for the fiscal year ended March 31, 2023 that states that “all” of your directors and officers are nationals or residents of jurisdictions other than the United States, please revise here to provide more clarity as to the number of your officers and directors that are nationals and residents of the United States and the number that are not.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have further revised page 27 in the Amendment No.3 to Registration Statement to clarify that two of our seven directors and officers are nationals and/or residents of the United States. The other five of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. We also further revised the disclosure to state that it may be difficult for investors to effect service of process within the United States upon us or these persons or to enforce against us or them, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We further revised page 28 in the Amendment No. 3 to the Registration statement to clarify that in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, investors should rely on the information contained in the document that was filed later.

2)	We note that on page 27 you state that your agent for service, Cogency, will accept service only for actions in the Southern District of New York, or in the New York Supreme Court for the County and City of New York. Revise your disclosure on page 27 to clarify whether Cogency will accept service for any action under the civil liability provisions of the U.S. federal securities laws against the foreign private issuer and any of its officers and directors who are residents of a foreign country in any appropriate court. See Item 101(g) of Regulation S-K. Please note we may have further comment.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully clarify for the Staff that we have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States. We have further revised page 27 in the Amendment No.3 to Registration Statement.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., or Mengyi “Jason” Ye, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

TOP Financial Group Limited.

/s/ Ka Fai Yuen
Name:	Ka Fai Yuen
Title:	Chief Executive Officer